SUB-ITEM 77H
                                CHANGE IN CONTROL

William H. Gates III and Melinda French Gates, as trustees for the Bill and Melinda Gates Foundation Trust (the "Trust"), became a control person of Wintergreen Fund, Inc. (the "Fund") due to purchases of Fund shares, and as of December 31, 2005, owned 28.16% of the outstanding shares of the Fund.